Mail Stop 4561

July 21, 2008

William B. Berens
President and Chief Executive Officer
National Datacomputer, Inc.
900 Middlesex Turnpike, Bldg. 5
Billerica, MA 01821

      Re: National Datacomputer, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             Form 10-Q for Fiscal Quarter Ended March 31, 2008
             File No. 000-15885

Dear Mr. Berens:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Balance Sheets, page 34

1.   We note a significant portion of your assets at December 31, 2007 relate to deferred hardware and software costs. Please explain to us the nature of these assets including the authoritative accounting literature you applied in determining it was appropriate to defer these costs. As part of your response, please tell us

how you considered disclosing in your MD&A the causes of the significant year over year increase in these deferred costs pursuant to Item 303(b)(1)(vi) of Regulation S-B.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

2.   We note you recognize revenue under various accounting standards. Please tell us more about the types of arrangements that are recognized under SOP 97-2, SAB 104 and EITF 00-21 by addressing the following:

- Describe to us the specific products and services that you sell in multiple-element arrangements that include "systems and services." To the extent the "systems" include both hardware and software, tell us how you have considered EITF 03-5;
- Tell us if you enter into multiple-element arrangements accounted for under SOP 97-2. If so, describe the specific products and services you provide in such arrangements, when you typically deliver each element, and how you have established VSOE of any undelivered elements; and
- Tell us if any of the services you provide, including the implementation services you describe on your website, are considered essential to the functionality of your software. Additionally, explain to us how your revenue recognition policy addresses the services you provide other than hardware and software maintenance contracts.

Note 6. Inventories, page 43

3.   The table in your footnote does not appear to be mathematically accurate as the balances included in the table total significantly more than the inventories reported on your balance sheet. Please advise.

Item 8A. Controls and Procedures, page 24

4.   We note that you concluded that, with the exception of your material weakness, your disclosure controls and procedures were adequate. Please revise to remove this qualification to your conclusion that your disclosure controls and procedures were ineffective. Similar concerns apply to Item 4 of your Form 10-Q for the fiscal quarter ended March 31, 2008.

5.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6.   We note your disclosure that "except for the changes in controls described above, there were no changes in [y]our internal controls over financial reporting…during the fiscal year covered by this Annual Report on Form 10-KSB." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 17

7.   We note your management concluded your disclosure controls and procedures
        were ineffective "as of the end of the fiscal year covered by this Annual Report on
        Form 10-KSB." We also note you state that "there were no changes in [y]our
        internal controls over financial reporting…during the fiscal year covered by this
        Annual Report on Form 10-KSB." Please amend your filing to update these
        conclusions to reflect the appropriate report type and dates. Currently, it appears
        that such information was carried over from your fiscal 2007 Form 10-KSB.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief